Michael K. Hair, P.C.
Attorney at Law
7407 E. Ironwood Court
Scottsdale, Arizona 85258
Telephone:  (480) 443-9657

September 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Mr. Juan Migone

Re:	American Southwest Holdings, Inc. Form 10-KSB for the Year Ended December 31, 2004 File 000-27947

Dear Mr. Migone:

On behalf of American Southwest Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comment letter dated August 16, 2005, with respect to the above-referenced Form 10-KSB of the Company. We have reproduced the Staff’s comments and have followed each comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 5 - Market for the Companies Common Equity and Related Stockholder Matters, page 9

Comment

1.
Trading prices listed on Yahoo-Finance may not be a reliable source of information.  Unless sufficient supportable evidence exists regarding trading prices of your stock, this disclosure should be deleted.  See item 201(a) of Regulation S-B.

Response

The disclosure regarding trading prices reported on Yahoo-Finance has been deleted from page 9 of the Form 10-KSB.

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2005

Item 7 - Financial Statements

Note 1 - Significant Accounting Policies and Use of Estimates

Goodwill - Mining Rights, page F-13

Comment

2.
According to your disclosures, you acquired the rights to mine various mineral sands tenements, held in the South West territory of Western Australia, through the acquisition of Metal Sands Inc. Therefore, in substance, this transaction may represent the purchase of an asset (i.e., mineral rights) instead of the acquisition of a business. As such please support your approach with specific accounting guidance or revise your financial statements. For guidance, refer to paragraph 6 of EITF 98-3.

Response

The Company entered into an agreement with Metal Sands that provided for the issuance of 33,100,000 shares of common stock of the Company in exchange for all of the outstanding capital of Metal Sands. The Company has accounted for the transaction as a business combination pursuant to paragraph 9 of SFAS 141 which states “For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” As the Company acquired control of Metal Sands we believe that the transaction meets the definition of a business combination.

Note 8 - Acquisition of Metal Sands Limited, page F-21

Comment

3.
On page 3, you state that you issued 33,000,000 shares valued at $.04 per share. Supplementally tell us how you determined this value per share in light of the fact that there was no trading of your stock in 2003 or 2004 (as discussed on page 9) and that the trading price of the stock was nil per share on December 30, 2004 (as stated on page 15).

Response

During the year ended December 31, 2004 the Company entered into various private placements of their equity. During November and December 2004, the Company sold 9,000,000 shares of common stock through private placements at $.04 per share, which was then used in the valuation of the equity transaction for the Metal Sands acquisition.

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2005

Paragraph 5 of Item 1 - Business on page 3 of the Form 10-KSB has been revised to read as follows:

“On December 15, 2004, the Company completed its acquisition of Metal Sands Limited, an Australian company (“Metal Sands”), which as of the completion of the acquisition had six exploration licenses, and had filed 10 exploration license applications and 11 prospecting license applications for mining properties throughout the Scott Coastal Plain in Western Australia. The Company issued 33,100,000 shares of its common stock to the shareholders of Metal Sands in exchange for all of the outstanding shares of Metal Sands.  The stock was valued at $0.04 per share, based on private offerings of the Company’s common stock sold in November and December 2004.  Currently, the Company is in the exploration stage.”

Comment

4.
Even if the Metal Sands transaction constituted a business combination, the lack of a quoted market price for your stock suggests that it may be appropriate to value this transaction at the fair value of the net assets acquired. Please refer to paragraph 23 of SFAS 141 and revise your financial statements, as appropriate.

Response

As the Company did not have a valuation of the mining rights at the date of acquisition, it relied on paragraph 6 of SFAS 141 which states “if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

Based on the equity transaction during the year ended December 31, 2004, and more specifically the transactions entered into during November and December 2004, the Company believes that the value of the equity transactions was more clearly evident and therefore has used same to value the transaction.

Comment

5.
Further, even if the Metal Sands transaction constituted a business combination, it appears that most, if not all, of the purchase price would be allocated to the contractual or other legal rights to mine various mineral sands tenements held in the South West of Western Australia. This intangible asset should be recognized as an asset apart from goodwill. See paragraph 39 of SFAS 141. Also, see paragraph 11 of SFAS 142 for guidance in determining the useful life of an intangible asset

Response

The financial statements and notes thereto have been revised, as follows:

1.    Page F-4 - Consolidated Balance Sheets, Line 4 under Assets, has been revised to read as follows:

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2005

AMERICAN SOUTHWEST HOLDINGS, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS
Cash & cash equivalents	$205,493	$4,579
Receivables	3,065	—
Total current assets	208,558	4,579
Property and equipment, net	4,202	—
Mining rights	1,880,274	—
Total assets	$2,093,034	$4,579

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$147,937	$122,581
Due to related parties	334,714	—
Loans payable to related parties	41,495	36,980
Total current liabilities	524,146	159,561

Common stock
$.001 par value, 100,000,000 shares authorized, 82,150,806 and 28,163,950 shares issued and outstanding at December 31, 2004 and 2003, respectively	82,151	28,164
Paid in capital	14,525,117	12,464,174
Common stock subscribed	67,095	—
Deficit accumulated during development stage	(13,099,597)	(12,647,320)
Foreign currency translation adjustment (Note 1)	(5,878)	—
Total shareholders’ equity	1,568,888	(154,982)
Total liabilities and shareholders’ equity	$2,093,034	$4,579

The accompanying notes are an integral part of the financial statements.

F-4

Securities and Exchange Commission
Division of Corporation Finance
September 1, 2005

2.    The first section of Note 1 on page F-13 of the Notes to Consolidated Financial Statements has been revised to read as follows:

“Mining Rights:

Through the acquisition of Metal Sands, the Company acquired the rights to mine various mineral sands tenements held in the South West territory of Western Australia.  The mining rights will be amortized on a units of production basis.  As of December 31, 2004, the total units of production have not been determined and no amortization has been recorded.”

3.    The first paragraph of Note 8 on page F-21of the Notes to Consolidated Financial Statements has been revised to read as follows:

“During the year ended December 31, 2004, the Company purchased Metal Sands Limited in exchange for 33,100,000 shares of the Company’s common stock, valued at $1,324,000 and paid $38,937 in professional fees in connection with the acquisition. The Company received net liabilities of $194,999 and recorded Mining Rights in the amount of $1,561,936.”

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have no further comments, these changes will be made in a Form 10-KSB amendment and corresponding changes in a Form 10-QSB amendment in a few days.  Please direct any questions, requests for additional documentation or comments to the undersigned by telephone at (480) 443-9657, or by facsimile at (480) 443-1908.

Very truly yours,

Michael K. Hair, P.C.

By:	/s/ Michael K. Hair

Michael K. Hair, President

cc:	Alan Doyle, American Southwest Holdings, Inc. Debby Tutrone, Semple & Cooper LLP